Contact

www.linkedin.com/in/danica-bunnett-6478b3123 (LinkedIn)

Top Skills

Customer Service
Microsoft Office
Microsoft Excel

Honors-Awards

Soroptmist Violet Richardson Award
Soroptimist Women of Distinction Award

Danica Bunnett

Chief Operating Officer at Bluon
Irvine, California, United States

Summary

Danica pulls from her background in human-centered design and engineering to help grow and scale Bluon. She brings a fresh perspective and unmatched enthusiasm to improve the execution and operational capabilities across the business.

Danica is a graduate of Stanford University with a Bachelor's in Product Design. As a Lake Tahoe native with deep connection to the outdoors, Danica has always had a strong interest in sustainable technologies and improving the world through innovation.

Experience

Bluon

6 years 1 month

Chief Operating Officer
July 2021 - Present (2 years)

Vice President
April 2020 - Present (3 years 3 months)

Director of Operations
2018 - April 2020 (2 years)
Irvine, CA

Oversees and guides all operations, production and marketing efforts, seeks out new opportunities and innovations through analysis of current operations and business procedures, creates and implements actionable plans to achieve and surpass company-wide goals and initiatives, works to prioritize and allocate work within the organization in order to ensure efficiency, cohesive communication, profitability and growth.

Technology and Development Co-op
June 2017 - 2018 (1 year)

Oversaw production and testing of flagship product to determine adjustments needed in support of energy efficiency initiatives, analyzed and collected data

for mobile app database, authored and designed educational resources used to instruct a team of more than 300 technicians on installation, developed marketing content and IP targeting strategies.

Bionatus, LLC
Sr. Consultant
January 2020 - Present (3 years 6 months)
Irvine, California, United States

Danica helps manage, operate and grow the Bionatus portfolio companies. She brings a fresh perspective and unmatched enthusiasm to improve the execution and operational capabilities across each business. Additionally, Danica manages the shared services team of Bionatus employees ranging from marketing to logistics to production.

Stanford University Graduate School of Business
Head Teaching Assistant
September 2017 - June 2018 (10 months)

• Head teaching assistant for GSB marketing course MKTG 574 : Humor Serious Business with Jennifer Aaker and Naomi Bagdonas : https://www.humorseriousbusiness.com/
• Managed a team of 10+ to design, create and execute course content.
• Made out of the box BIG ideas actionable, by breaking them up into smaller tasks for the team and setting clear and actionable goals.
• Managed and created content for The Humor Bootcamp, an alumni course for over 2,500 participants.
• Led research project in developing typologies of humor.

GSB MKTG 346 : Humor Serious Business with Jennifer Aaker and Naomi Bagdonas : https://www.humorseriousbusiness.com/

Stanford Women in Design (SWID)
Co-President
January 2017 - January 2018 (1 year 1 month)
Stanford, CA

Design for America
Project Lead
October 2015 - July 2017 (1 year 10 months)
Stanford, CA

Utilized design thinking process skills developed in 40+ hours of training to create a web-based directory of resources and processes associated with sexual violence.

Education

Stanford University

B.S., Product Design (Mechanical Engineering)